SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 7 January 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT

No 1.  Transaction in Own Shares released on 3 December 2007
No.2   Director/PDMR Shareholding released on 3 December 2007
No.3   Transaction in Own Shares released on 4 December 2007
No.4   Transaction in Own Shares released on 5 December 2007
No.5   Transaction in Own Shares released on 6 December 2007
No.6   Transaction in Own Shares released on 7 December 2007
No.7   Transaction in Own Shares released on 10 December 2007
No.8   Transaction in Own Shares released on 11 December 2007
No.9   Director/PDMR Shareholding released on 11 December 2007
No.10 Director/PDMR Shareholding released on 11 December 2007 No.11 Director/PDMR Shareholding released on 11 December 2007 No.12 Transaction in Own Shares released on 12 December 2007 No.13 Director/PDMR Shareholding released on 12 December 2007 No.14 Transaction in Own Shares released on 13 December 2007 No.15 Transaction in Own Shares released on 14 December 2007 No.16 Transaction in Own Shares released on 17 December 2007 No.17 Director/PDMR Shareholding released on 17 December 2007 No.18 Transaction in Own Shares released on 18 December 2007 No.19 Director/PDMR Shareholding released on 18 December 2007 No.20 Transaction in Own Shares released on 19 December 2007 No.21 Director/PDMR Shareholding released on 19 December 2007 No.22 Transaction in Own Shares released on 20 December 2007 No.23 Director/PDMR Shareholding released on 21 December 2007 No.24 Transaction in Own Shares released on 24 December 2007 No.25 Transaction in Own Shares released on 28 December 2007

Exhibit No 1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 December 2007

BP p.l.c. announces that on 30 November 2007, it purchased for cancellation 1,698,334 ordinary shares at prices between 585.00 pence and 590.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,757,703 ordinary shares in Treasury, and has 18,951,791,076 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No 2

BP p.l.c  - Director/PDMR Shareholding
BP p.l.c. - 3 December 2007

BP p.l.c. was notified on 3 December 2007 by Mr John Mogford, a person discharging managerial responsibility in BP p.l.c., that he disposed of an interest in 3,429 BP Ordinary shares (ISIN number GB0007980591) on 22 November 2007 at a price of GBP5.7455 per share.

This notice is given in fulfillment of the obligation under DR 3.1.4 (1)(a)R.

Exhibit No 3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 December 2007

BP p.l.c. announces that on 3 December 2007, it purchased for cancellation 2,450,000 ordinary shares at prices between 586.50 pence and 597.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,757,703 ordinary shares in Treasury, and has 18,949,405,828 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

END

Exhibit No 4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  5 December 2007

BP p.l.c. announces that on 4 December 2007, it purchased for cancellation 2,450,000 ordinary shares at prices between 585.25 pence and 591.75 pence per share.

Following the above transaction BP p.l.c. holds 1,940,757,703 ordinary shares in Treasury, and has 18,946,957,328 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  6 December 2007

BP p.l.c. announces that on 5 December 2007, it purchased for cancellation 1,654,837 ordinary shares at prices between 588.50 pence and 600.50 pence per share.

BP p.l.c. also announces that on 5 December 2007 it transferred to participants in its employee share schemes 22,318 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,940,735,385 ordinary shares in Treasury, and has 18,945,513,099 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  7 December 2007


BP p.l.c. announces that on 6 December 2007, it purchased for cancellation 2,000,000 ordinary shares at prices between 603.0 pence and 612.0 pence per share.

Following the above transaction BP p.l.c. holds 1,940,735,385 ordinary shares in Treasury, and has 18,943,539,143 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  10 December 2007


BP p.l.c. announces that on 7 December 2007, it purchased for cancellation 2,375,000 ordinary shares at prices between 611.0 pence and 620.5 pence per share.

Following the above transaction BP p.l.c. holds 1,940,735,385 ordinary shares in Treasury, and has 18,941,189,655 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 8

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  11 December 2007


BP p.l.c. announces that on 10 December 2007, it purchased for cancellation 2,376,958 ordinary shares at prices between 611.00 pence and 620.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,735,385 ordinary shares in Treasury, and has 18,938,870,147 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 December 2007

BP p.l.c. was advised on 10 December 2007 by Computershare Plan Managers that on 10 December 2007 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP6.195 per share through participation in the BP ShareMatch UK Plan:-


Directors

Dr A.B. Hayward        57 shares
Mr I.C. Conn           57 shares


Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox       57 shares
Mr J. Mogford          57 shares


This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit No 10

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 December 2007

We were advised on 11 December 2007 by Computershare Plan Managers that the following Directors and senior executive (all persons discharging managerial responsibility in BP p.l.c.) received the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 3 December 2007 at GBP5.885 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK and BP Sharematch UK (Overseas) Plans :-

Dr. A.B. Hayward                      50 shares

Mr. I. C. Conn                        50 shares

Mr A G Inglis                         39 shares

Mr J. Mogford                         49 shares


This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit No 11

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 December 2007

BP p.l.c. was advised on 11 December 2007, by Equiniti that Mr. I.C. Conn, a Director of BP p.l.c. received 240 BP Ordinary shares (ISIN number GB0007980591) on 3 December 2007 @ GBP5.917067 per share, through the BP Dividend Reinvestment Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit No 12

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  12 December 2007

BP p.l.c. announces that on 11 December 2007, it purchased for cancellation 2,770,000 ordinary shares at prices between 611.50 pence and 620.75 pence per share.

Following the above transaction BP p.l.c. holds 1,940,735,385 ordinary shares in Treasury, and has 18,936,256,274 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 13

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 12 December 2007

BP p.l.c. was advised on 11 December 2007 by JPMorgan Chase Bank that the following Directors of BP p.l.c. became interested in the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names below on 3 December 2007 @ $73.1374 per ADS under the Company's US dividend reinvestment plan:-


Mr. E.B. Davis, Jr       64.0527 ADSs
                         (equivalent to approximately 384 Ordinary shares)

Mr. I.C. Conn              61.1639 ADSs
                         (equivalent to approximately 367 Ordinary Shares)


This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit No 14

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  13 December 2007

BP p.l.c. announces that on 12 December 2007, it purchased for cancellation 1,975,000 ordinary shares at prices between 610.25 pence and 623.50 pence per share.

BP p.l.c. also announces that on 12 December 2007 it transferred to participants in its employee share schemes 35,682 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,940,699,703 ordinary shares in Treasury, and has 18,934,740,860 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 15

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  14 December 2007

BP p.l.c. announces that on 13 December 2007, it purchased for cancellation 3,175,000 ordinary shares at prices between 609.0 pence and 621.5 pence per share.

Following the above transaction BP p.l.c. holds 1,940,699,703 ordinary shares in Treasury, and has 18,931,752,344 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 16

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  17 December 2007

BP p.l.c. announces that on 14 December 2007, it purchased for cancellation 2,550,000 ordinary shares at prices between 610.50 pence and 619.50 pence per share.

Following the above transaction BP p.l.c. holds 1,940,699,703 ordinary shares in Treasury, and has 18,929,294,238 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 17

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 17 December 2007

BP p.l.c. was advised on 14 December 2007, by BP Employee Share Schemes (Jersey) Ltd., Trustees of the BP Employee Share Ownership Plans that the following Directors and senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 3 December 2007 @ GBP5.920026 per Ordinary share as a result of reinvestment of dividends on shares held by them in the Plans:-


Directors

Mr I C Conn                              982 shares
Dr. A.B. Hayward                       1,084 shares
Mr A.G Inglis                            178 shares


Persons Discharging Managerial Responsibility

Mr P.B.P. Bevan                          445 shares
Ms V. Cox                              1,259 shares
Mr J. Mogford                            211 shares
Mr S. Westwell                            97 shares

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit No 18

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  18 December 2007

BP p.l.c. announces that on 17 December 2007, it purchased for cancellation 2,430,000 ordinary shares at prices between 607.00 pence and 616.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,699,703 ordinary shares in Treasury, and has 18,927,050,135 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 19

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 18 December 2007

BP p.l.c. was notified on 17 December 2007 by Mr John Mogford, a person discharging managerial responsibility in BP p.l.c., that he disposed of an interest in 5,319 BP Ordinary shares (ISIN number GB0007980591) on 25 November 2007 at a price of GBP5.8505 per share and that he disposed of an interest in 3,343 BP Ordinary shares on 28 November at a price of GBP5.78 per share.

This notice is given in fulfillment of the obligation under DR 3.1.4 (1)(a)R.

Exhibit No 20

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  19 December 2007

BP p.l.c. announces that on 18 December 2007, it purchased for cancellation 2,850,000 ordinary shares at prices between 605.00 pence and 613.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,699,703 ordinary shares in Treasury, and has 18,924,260,985 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 21

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 December 2007

BP p.l.c. was notified on 18 December 2007, by Mr I.C. Conn, a director of BP p.l.c., that he exercised an option on 18 December 2007 to acquire 30,000 Executive Options at GBP4.22 and on that date disposed of 30,000 BP Ordinary shares (ISIN number GB0007980591) at a price of GBP6.125 per share.

BP p.l.c. was further notified on 19 December 2007 by Mr I.C. Conn that he exercised an option to acquire 30,000 Executive Options at GBP4.22 and on that date disposed of 30,000 BP Ordinary shares (ISIN number GB0007980591) at GBP6.02 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit No 22

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  20 December 2007

BP p.l.c. announces that on 19 December 2007, it purchased for cancellation 2,275,000 ordinary shares at prices between 600.50 pence and 608.00 pence per share.

BP p.l.c. also announces that on 19 December 2007 it transferred to participants in its employee share schemes 39,816 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,940,659,887 ordinary shares in Treasury, and has 18,922,087,505 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 23

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 21 December 2007

BP p.l.c. was advised on 21 December 2007, by BP Employee Share Schemes (Jersey) Ltd., Trustees of the BP Employee Share Ownership Plans that the following senior executives (persons discharging managerial responsibility) received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names on 3 December 2007 @ US$73.34 per ADS as a result of reinvestment of dividends on shares held by them in the Plans:-

Ms S. Bott                    70.329 BP ADSs (equivalent to 422 Ordinary Shares)
Mr R. Malone                  171.769 ADSs (equivalent to 1,031 Ordinary Shares)

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit No 24

24th December 2007

BP share repurchase programme

----------------------

BP plc announces that it has in place a buy-back programme, managed by an independent third party which makes its trading decisions in relation to BP's securities independently of, and uninfluenced by BP. The programme starts on 1st January 2008 and ends on 5th February 2008. The shares purchased on behalf of BP plc are for holding in treasury.

The aim of the programme is to reduce the issued share capital of BP plc.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no inside information.


Further enquiries:
BP Press Office:     +44 (0)20 7496 4076

Exhibit No 25

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  28 December 2007

BP p.l.c. announces that on 27 December 2007 it transferred to participants in its employee share schemes 21,079 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,940,638,808 ordinary shares in Treasury, and has 18,922,324,605 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 7 January 2008                             /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary